December 14, 2005


Steven R. Lacy, Esq.
Sr. VP, Administration, General Counsel and Secretary
Koppers Holdings Inc.
436 Seventh Avenue
Pittsburgh, PA 15219

	Re:	Koppers Holdings Inc.
      Amendment No. 2 to Registration Statement on Form S-1
      Filed November 16, 2005
      File No. 333-128250

Dear Mr. Lacy:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reissue prior comment 1. As previously requested, please file on
EDGAR the pricing, selling shareholder, and dividend information in your next amendment. We will need sufficient time to process this information and we may issue additional comments.

2. Please update your disclosure to include the dividend you issued in
December.

Gatefolds

3. Please tell us whether the pictures of products are your finished products or the finished products of third parties that contain components of your products. If they are not your finished products, please delete. Similarly, please delete any pictures of locations that are not owned or leased by you.

Summary, page 1

4. We note your response to prior comment 7. As we previously commented and discussed telephonically, the discussion of industry overview and your strengths is not appropriate for the Summary section. We note that you have included this information elsewhere in the prospectus. Please delete. In addition, under risks related to your business strategy, define what you mean by "free cash flow."

Risk Factors, page 12

You may not receive dividends . . ., page 22

5. Describe the consequences to the company or investors if you paid dividends in violation of Pennsylvania law.

Dividend Policy, page 29

6. We reissue prior comment 20. Please disclose all the omitted information in this section. We may have additional substantive comments once you have completed the missing information.

7. We note your response to prior comment 21. However, despite the fact that dividends will be payable at the discretion of the board of directors and are not guaranteed, we believe that disclosure of a proposed dividend rate will likely influence an investor`s decision on whether to purchase your common stock. Therefore, we continue to believe that the disclosures we previously requested may be necessary in order to provide investors with adequate information to assess your ability to pay dividends. Alternately, you may delete all references to an expected amount of dividends to be paid from the registration statement and any selling materials.

8. We note your response to prior comment 22. Explain what you mean by
"excess cash." How will the board determine whether to pay dividends of out "excess cash" versus using borrowings? What was the policy for paying out recent dividends from borrowings? Quantify the increase in your amended credit facility to account for the payment of dividends.

9. We note your response to prior comment 23. Please describe in detail the covenant restrictions in your indentures and their potential impact on your ability to pay dividends at the rates identified. For example, what are the formulas for the restricted payments covenants in the indentures? Explain in greater detail the other restricted payments that can affect the cash available to pay dividends. Provide sufficient information so that investors would be able to calculate this information.

10. We note your response to prior comment 24. You disclose that you expect to pay dividends; however, you include a risk factor that you may not pay dividends because of restrictions imposed by Pennsylvania law. Expand the disclosure to more completely describe your analysis to reach the conclusion that you could pay dividends at the rates identified. For example,:
* Did you receive a valuation report?
* If so, describe the contents of the valuation report.
* Provide your analysis and quantify how you determined that you can pay dividends under Pennsylvania law.

11. It appears that the valuation report is important to an investor in determining your ability to pay dividends. Please file this report as an exhibit or provide us your analysis of why this is not material to investors.

12. We reissue prior comment 25. Disclose whether the board contemplates paying out all excess cash. If not, clarify what the rate is based on. Fully address the potential long-term implications for your business and financial condition arising from paying out cash. We may have additional comments after we review your response.

13. We note your response to prior comment 26. Clearly address the potential necessity of using borrowings to fund dividends.
Discuss
these assumptions and considerations in your Management`s Discussion and Analysis of Financial Condition and Results of Operations as well, to the extent that they represent known material trends, demands, commitments and uncertainties, or are otherwise material to an understanding of your business, results of operations and financial condition.

Employees and Employee Relations, page 67

14. We note your response to prior comment 34. Please update your disclosure regarding the status of the labor contracts that expire in
2005.

Principal and Selling Stockholders, page 82

15. We reissue prior comment 39. Please identify the selling shareholders and the shares they are offering.

Shares Eligible for Future Sale, page 96

16. We reissue prior comment 42. Quantify the number of shares that are eligible for future sale under each subheading.
Financial Statements

Note 1 - Significant Accounting Policies, Revenue Recognition,
page F-
26

17. We note your response to prior comment 46. Please revise your revenue recognition policy and disclosures under critical accounting policies to address the factors that resulted in you concluding that your revenue recognition policy for bill and hold arrangements is appropriate and quantify the amount of revenue you recognized related to these arrangements during the periods presented. In addition, please confirm that service revenues did not exceed 10% of total revenues for the years ended December 31, 2003 and 2002.

Note 9 - Environmental and Other Matters, page F-12 and Note 8 -
Commitments and Contingencies, page F-43

18. We note your response to prior comment 47. Please confirm to us that there are no other significant limitations under the indemnification agreement with Beazer East that should be disclosed.
Also, please provide us a copy of the indemnity extension.

19. In light of the potential materiality of the legal and environmental matters that you disclose and discuss, it appears to us that you should revise your disclosures under critical accounting policies to quantify the impact of these estimates on your financial statements for each period presented by providing separate roll-forwards of your accruals related to these matters and you should address the specific facts and circumstances that impacted your estimates during each period presented.

Note 9 - Operations by Business Segment, page F-48

20. We note your response to prior comment 49. However, your conclusion that CM&C-US, CM&C-Australia and CM&C-Europe are not operating segments appears inconsistent with the internal reports you provided and the provisions of paragraph 10 of SFAS 131. As previously requested, please demonstrate to us how your current presentation complies with paragraph 17 of SFAS 131.

Exhibits

21. We reissue prior comment 50. Please file a statement on computation of per share earnings. See Item 601(b)(11) of Regulation
S-K.

Exhibit 5.1 - Legal Opinion

22. Please include the number of shares being registered.

23. You cannot assume that "the Pricing Committee of the Board of Directors of the Company which has been appointed by the Board of Directors of the Company in connection with the issuance of the Primary Shares will have taken the action necessary to set the sale price of the Primary Shares prior to the issuance by the Company thereof." Please delete.

24. In the penultimate paragraph, either delete the last sentence or refile an opinion on the day you want the registration statement to go effective.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Dale Welcome at (202) 551-3865 or in his absence, Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.
Please contact Brigitte Lippmann at (202) 551-3713 or in her absence,
Chris Edwards at (202) 551-3742 or me at (202) 551-3760 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Richard Farley, Esq.
	Cahill Gordon & Reindel LLP
	80 Pine Street
	New York, NY 10005
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Steven R. Lacy, Esq.
Koppers Holdings Inc.
December 14, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE